Exhibit 99.1
Additional Members Appointed to Satyam Board
Hyderabad, INDIA, January 16, 2009: Satyam Computer Services Limited (NYSE: SAY), a global business and information technology services provider, welcomed today the appointment by the Ministry of Corporate Affairs, Government of India, of three additional members to the company’s board of directors.
The newly appointed members are:
•	Mr. T.N. Manoharan, a former president of the Institute of Chartered Accountants of India;

•	Mr. Tarun Das of the Confederation of Indian Industry, a leading business association;

•	Mr. S Balakrishna Mainak of the Life Insurance Corp. of India.
“Satyam welcomes the addition of these distinguished board members, who were selected for their leadership and expertise in industry matters, investments and accounting. As the reorganization of the board of directors proceeds, the company is better positioned to focus solely on ensuring continued service to customers and restoring stakeholder confidence,” the company said.
The appointments bring to six the number of board members named by the Ministry of Corporate Affairs. On January 11, the Ministry had named to the board Mr. Deepak S. Parekh, Chairman of HDFC Bank; Mr. Kiran Karnik, former President of NASSCOM; and Mr. C. Achuthan, Director at the National

Stock Exchange, former Member of SEBI, and former Chairman of Securities Appellate Tribunal.
The company stated that it had completed disbursement of the first of two cycles of salary payments of its workforce in the United States for the month of January 2009.
“The addition of these new members to the board of directors signals the beginning of a strong new foundation for Satyam. We embrace the new board members and look forward to working closely with them,” a Satyam spokesperson added.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.

*	As of September 30, 2008

Satyam Contacts:

For clarifications, write to us at MediaRelations@Satyam.com

Or contact our global Satyam PR representatives at:

India	Deepa Jayaraman deepa.jayaraman@ipan.com

+91-981-980-8681

Ajith Henry ajith.henry@ipan.com

+91-982-081-4870

US	Melissa Baratta mbaratta@ricochetpr.com

+1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com

+44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au

+61-439-408-484

Reshma Wad Jain Reshma@wer1.net

+65-98-140-507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on 07 November, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.